Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund July 2012 Update
August 16, 2012

Supplement dated August 16, 2012 to Prospectus dated April 30, 2012
Class	July ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	3.6%	3.1%	$40.5M	$1,336.08
B	3.5%	2.7%	$402.6M	$1,128.93
Legacy 1	3.7%	4.4%	$5.6M	$952.81
Legacy 2	3.7%	4.2%	$15.1M	$941.24
Global 1	3.9%	5.0%	$12.8M	$917.77
Global 2	3.8%	4.8%	$28.8M	$907.52
Global 3	3.7%	3.8%	$238.5M	$853.46
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The euro declined to multi-year lows as investors feared the on-going European debt crisis.  Increased Italian and Spanish borrowing costs, the inactivity of the European Central Bank and fear that Greece might exit the European Union all contributed to investor pessimism.  Safe-haven currencies, including the U.S. dollar and Japanese yen, benefitted from the euro’s decline, and posted overall gains for the month.

Energy:   Natural gas prices rallied nearly 14% in July as extraordinarily warm temperatures in the U.S. caused a surge in energy demand.  Crude oil markets moved higher, supported by intra-month declines in U.S. inventories and beliefs of additional, imminent sanctions on Iran.  The energy markets also received support from hopes that forecasted stimulus activity in China would boost industrial demand.

Equities:  European and North American equity markets finished higher due to a late-month rally caused by a possible Central Bank stimulus.  The president of the European Central Bank stated the ECB would do “whatever it needed to support the euro” which also boosted investor confidence.  In Asia, the Japanese Nikkei 225 declined due to the foreseen economic impacts of slowing growth in China.

Fixed Income:  U.S. Treasury markets rallied due to heavy safe-haven buying caused by early-month concerns surrounding a lack of stimulus activity from the world’s global economic powers.  German Bund markets moved higher as investors attempted to diversify away from the sovereign debt of smaller European nations.

Grains/Foods:  Grains markets experienced extended rallies as abnormally warm temperatures and severe droughts in the U.S. Midwest weighed on supplies.  Coffee and sugar markets also moved higher, driven by supply constraints fostered by heavy rains in South America.

Metals:  Base metals markets were generally under pressure throughout July due to weak industrial demand forecasts.  Ongoing Eurozone concerns and slowing Chinese growth were the main drivers behind weak demand.  Precious metals finished modestly higher, supported by short-term weakness in the U.S. dollar.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended July 31, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$7,834,371	$49,310,821
Change In Unrealized Income (Loss)	24,458,319	15,911,477
Brokerage Commission	-208,756	-1,841,013
Exchange, Clearing Fee and NFA Charges	-73,235	-567,549
Other Trading Costs	-668,348	-4,328,868
Change in Accrued Commission	2,844	-32,196
Net Trading Income (Loss)	31,345,195	58,452,672

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$85,544	$797,138
Interest, Other	78,563	310,633
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	31,509,302	59,560,443

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	1,590,044	7,770,271
Operating Expenses	157,916	1,128,271
Organization and Offering Expenses	182,624	1,303,652
Brokerage Expenses	3,590,630	25,763,028
Dividend Expenses	0	0
Total Expenses	5,521,214	35,965,222

Net Income (Loss)	$25,988,088	$23,595,221

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$721,189,946	$798,842,191
Additions	4,628,978	26,476,136
Net Income (Loss)	25,988,088	23,595,221
Redemptions	-7,951,438	-105,057,974
Balance at July 31, 2012	$743,855,574	$743,855,574

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,336.082	30,347.08972	$40,546,202	3.56%	3.11%
B	$1,128.925	356,602.91965	$402,578,108	3.51%	2.72%
Legacy 1	$952.813	5,863.64181	$5,586,952	3.73%	4.45%
Legacy 2	$941.238	16,011.56187	$15,070,696	3.71%	4.23%
Global 1	$917.770	13,948.51541	$12,801,532	3.85%	4.97%
Global 2	$907.516	31,728.73144	$28,794,340	3.80%	4.77%
Global 3	$853.457	279,425.77165	$238,477,744	3.66%	3.75%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership